SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, D.C. 20549

FORM 6-K

REPORT OF FOREIGN PRIVATE ISSUER
PURSUANT TO RULE 13a-16 OR 15d-16 OF
THE SECURITIES EXCHANGE ACT OF 1934

August 18, 2003

Hanson PLC
(Translation of Registrant’s Name into English)

1 Grosvenor Place, London, SW1X 7JH, England
(Address of Principal Executive Office)

Indicate by check mark whether the registrant files or will file annual reports under cover of Form 20-F or Form 40-F.

Form 20-F            Form 40-F

Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes            No

Some of the information included in the exhibits to this Form 6-K is, or may be deemed to be, “forward-looking statements” within the meaning of the Private Securities Litigation Reform Act of 1995. Such forward-looking statements are subject to risks, uncertainties and other factors which could cause actual results and developments to differ materially from future results and developments expressed or implied by such forward-looking statements. For a more detailed description of these risks and factors, please see Hanson’s filings with the Securities and Exchange Commission, including its Annual Report for the fiscal year ended December 31, 2002 on Form 20-F filed with the Securities and Exchange Commission on March 11, 2003. Hanson does not undertake any obligation to update or revise publicly such forward-looking statements.

EXHIBIT INDEX

Exhibit No. 1	Proposed Capital Reorganisation

Exhibit No. 2	Recommended proposals for the introduction of a new holding company by means of a Scheme of Arrangement under Section 425 of the Companies Act 1985 and Notices of Scheme Court Meeting and Extraordinary General Meeting.

Exhibit No. 3	Introduction to the official list of up to 750,000,000 ordinary shares of £3.00 each.

SIGNATURE

Pursuant to the requirement of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

Hanson PLC

Dated: August 18, 2003	By:	/s/ Graham Dransfield
	Name:	Graham Dransfield
	Title:	Legal Director